[LETTERHEAD OF DECHERT LLP]

June 29, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             PowerShares Exchange-Traded Fund Trust
(File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Morningstar StockInvestor Core Portfolio and PowerShares S&P 500 High Quality Portfolio (the “Funds”), each a series of PowerShares Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 230 to the Trust’s Registration Statement, which will be filed on EDGAR on or about June 29, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.          In your letter responding to these comments, please include the customary “Tandy” representations.

Response 2:          The “Tandy” representations are set forth at the end of this letter.

Comment 2.          Please explain the meaning of the phrase “changing the name of two series of the Trust (the ‘funds’) and changing the underlying index and strategy of the funds” in your transmittal letter dated April 29, 2010, and please confirm that this change is appropriate to file under Rule 485(a)(1) for effectiveness 60 days after the filing date.

Response 2:  Each of the Funds is an existing series of the Trust that has been in operation since December 2006 and December 2005, respectively.  The Board of Trustees has approved a new underlying index for each Fund.  Accordingly, each Fund is changing its strategy to invest in a new underlying index, and is changing its name to appropriately reflect that change in underlying index.  We believe that these changes are appropriate under Rule 485(a)(1).

Comment 3.          Please delete the footnote under “Investment Objective” in the “Summary Information” section of the Prospectus for the PowerShares S&P 500 High Quality Portfolio, as it is neither required nor permitted by Form N-1A.

Response 3:          The disclosure is required to be included pursuant to the license agreement with the index provider.

Comment 4.          In the Prospectus, regarding the line item “Acquired Fund Fees and Expenses” in the Fee Table and the accompanying footnote, please clarify what investments the Funds intend to make that constitute “Acquired Funds,” and please remove this disclosure if not necessary or required.

Response 4:          We acknowledge your comment; however, we believe that the present disclosure complies with Form N-1A and prior discussions with the SEC staff regarding this Item.

Comment 5.          In footnote 2 to the Fee Table in the “Summary Information” section of the Prospectus for each Fund, please provide more information on the Adviser’s ability to recapture expenses under the Expense Agreement, and briefly describe who can terminate the Expense Agreement and under what circumstances.

Response 5:          The disclosure will be revised accordingly.  The Expense Agreement may not be terminated until August 31, 2011.  Thereafter, the Adviser or the Fund can terminate the Expense Agreement for any reason at any time.

Comment 6.          Please disclose to what extent each Fund will invest in derivatives, and if a principal investment strategy and/or principal risk, please provide disclosure regarding the risk of volatility stemming from the embedded leverage inherent in derivatives.

Response 6:          The Funds do not consider their use of derivatives to be a principal investment strategy.  Likewise, the Funds do not consider the risks of leverage and volatility associated with derivatives to be principal risks.

Comment 7.          Please revise the Risk/Return Bar Chart and Table for each Fund to conform strictly to the presentation prescribed in Item 4 of Form N-1A.

Response 7:          The disclosure will be revised accordingly.

Comment 8.          In the “Management” section of the Statement of Additional Information, under “Board and Committee Structure,” please include disclosure indicating why the Funds have determined that their leadership structure is appropriate given the specific characteristics or circumstances of the Funds.

Response 8:          In response to Item 17(b)(1) of Form N-1A, the Funds have included disclosure in their Statement of Additional Information under “Board and Committee Structure” describing the Board’s leadership structure and stating that the Board believes the current leadership structure is appropriate based on the assets and number of funds overseen by the Trustees, as well as the nature of the funds’ business.  The Registrant believes the referenced disclosure is responsive and sufficient.

Comment 9.          To the extent the Funds rely on exemptive orders to conduct their operations, please represent that the Funds are in compliance with the terms and conditions of such exemptive orders.

Response 9:          We hereby represent that the Funds comply with the terms and conditions of the applicable exemptive orders.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss